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                                                                       EXHIBIT 5

(214) 953-0053

                               December 12, 1997



Mizar, Inc.
2410 Luna Road
Carrollton, Texas  75006

Gentlemen:

     We have served as counsel for Mizar, Inc., a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-4 covering the issuance of shares (the "Shares") of Common Stock, $.01 par value (the "Common Stock"), of the Company in connection with the acquisition by the Company of all of the outstanding capital stock of Loughborough Sound Images Limited, a company registered in England and Wales ("LSI"). As a result of such acquisition, each of the outstanding ordinary shares, including shares issuable under unexercised options for ordinary shares, of LSI will be converted into the right to receive 94.632 shares of the Common Stock, or options exercisable therefor, as more fully described in the Share Purchase Agreement, dated as of November 17, 1997 (the "Share Purchase Agreement"), to which the Company and LSI are parties.

     We have examined such documents and questions of law as we have deemed necessary to render the opinion expressed below. Based upon the foregoing, we are of the opinion that the Shares, when issued and delivered in connection with the terms of the Share Purchase Agreement, will be duly and validly issued, fully paid and non-assessable.

     We consent to the use of this opinion as an exhibit to the Registration Statement.

                         Very truly yours,


                         /s/ Crouch & Hallett, L.L.P.